UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Proxy Statement – Notice of ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 8, 2009. Dated July 31th, 2009	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31st, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

FOR IMMEDIATE RELEASE

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 8, 2009

        We invite you to attend Alvarion Ltd.‘s Annual General Meeting of Shareholders (the “Meeting”). The meeting will be held on September 8, 2009 at 5:00 p.m. (Israel time) at Alvarion’s principal executive offices at 21A Habarzel Street, Tel Aviv 69710, Israel.

        We are sending you this Proxy Statement because you held Ordinary Shares, nominal value NIS 0.01 per share, of Alvarion as of the July 31, 2009 record date. You can vote your shares by attending the Meeting or by completing and signing a proxy card. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

        The following matters are on the agenda for the Meeting:

(1)	the reelection of Mr. Anthony Maher and the election of Mr. Ng Eng Ho and Mr. Doron Inbar to our Board of Directors;

(2)	the reelection of Professor Raphael Amit as an External Director to our Board of Directors;

(3)	the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors; and

(4)	discussion of our 2008 audited consolidated financial statements.

        We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

How You Can Vote

        You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors, together with a pre-addressed postage-paid return envelope. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Meeting on September 8, 2009. By signing and returning the proxy card, you are confirming that you do not have a “personal interest” in any of the proposed resolutions, unless you specifically note a “personal interest” with respect to a specific resolution.

Who Can Vote

        You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on July 31, 2009. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on July 31, 2009, or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to our shareholders on or about July 31, 2009, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

        On July 20, 2009, we had outstanding 62,046,156 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power. This is known as a quorum. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

        Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.alvarion.com.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 3 below.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS

        As of July 20, 2009, we are not aware of any person or entity that beneficially owns more than 5% of our outstanding Ordinary Shares.

ITEM 1 – PROPOSAL TO ELECT THREE DIRECTORS

        You are being asked to reelect Mr. Anthony Maher and elect Mr. Doron Inbar and Mr. Ng Eng Ho to our Board of Directors, each for a term expiring at the third annual general meeting of our shareholders following this Meeting.

        Under our Articles of Association, the maximum number of our directors is fixed at ten. We currently have eight directors, including two directors who are “External Directors” under Israel’s Companies Law. See Item 2 below regarding the reelection of one of our External Directors. If the Board of Directors’ nominees are elected, following the Meeting, our Board of Directors will include nine directors, including two External Directors.

        Our Articles of Association provide that a certain number of our directors (other than the External Directors) shall be elected each year at our annual general meeting, and, unless specifically determined otherwise, each elected director shall serve until the third annual general meeting following the meeting at which such director was elected.

        You are being asked to reelect Mr. Anthony Maher and elect two new directors, Mr. Doron Inbar and Mr. Ng Eng Ho. Mr. Oded Eran, whose term of office ends at this Meeting, has elected not to stand for reelection to our Board of Directors. If the Board of Directors’ nominees are elected, these three directors will serve as directors following the Meeting for a term expiring at the third annual general meeting of our shareholders following this Meeting.

        In accordance with Israel’s Companies Law, each of the nominees for election to our Board of Directors (as well as our other directors that are not standing for reelection at this Meeting) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Alvarion, taking into account the size and special needs of Alvarion.

Nominees for Director

        Our Board of Directors’ Nominating and Corporate Governance Committee recommended that the following three nominees be elected to the Board of Directors at the Meeting. Our Board of Directors approved this recommendation. Biographical information of these nominees is set forth below.

        Mr. Anthony Maher has served as the chairman of our Board of Directors since March 2004. He was a member of Floware’s board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our Board of Directors. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc., Broadlight, Verivue and Xtellus Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

        Doron Inbar is a Venture Partner at Carmel Ventures, an Israeli-based venture capital fund. Prior to joining Carmel Ventures in 2006, Mr. Inbar served as President and Chief Executive Officer of ECI Telecom Ltd., having served as President from November 1999 and Chief Executive Officer from February 2000. Mr. Inbar joined ECI Telecom in 1983 and during his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999. Mr. Inbar holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

        Ng Eng Ho is the Executive Director of Audelia Pte Ltd., an investment and management consultancy company he founded in 2007. Prior to founding Audelia Pte in November 2007, Mr. Ng served as Executive Vice President (Operations) at ST Technologies Telemedia Pte Ltd., a subsidiary of Temasek Holdings, since December 2005, and as the Deputy President Director of ST Telemedia’s Indonesian subsidiary, PT Indosat Tbk, from January 2003 through December 2005. Prior to that, Mr. Ng was Managing Director of Keppel Telecommunications & Transportation Ltd, (Keppel T&T) from July 1998 to September 2002, after serving in various positions at Keppel T&T and its subsidiaries from September 1990 through June 1998. Prior to joining Keppel T&T, Mr. Ng was a career officer in the Singapore Armed forces from 1973 through 1990. Mr. Ng received his Bachelor of Science (Telecomm System Engineering) degree (Honors) from the Royal Military College of Science, UK.

        We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following three persons to the Board of Directors of Alvarion Ltd. for a term expiring at the third Annual General Meeting of shareholders following the date hereof be, and it hereby is, approved: Mr. Anthony Maher, Mr. Doron Inbar and Mr. Ng Eng Ho.”

        The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to elect the individuals named above as directors.

ITEM 2 – PROPOSAL TO ELECT AN EXTERNAL DIRECTOR

        In accordance with Israel’s Companies Law and the relevant regulations, we must have at least two External Directors who meet the statutory requirements of independence. An External Director serves for a term of three years, which may be extended for additional three-year terms. An External Director can be removed from office only under very limited circumstances. All of the External Directors must serve on our audit committee, and at least one External Director must serve on each committee of our Board of Directors.

        Professor Raphael Amit and Ms. Robin Hacke are our External Directors under Israel’s Companies Law. The current term of office of Professor Raphael Amit expires in 2009 and he is standing for reelection at this Meeting. The term of office of Ms. Robin Hacke expires in 2010, and she is not required to stand for reelection at this Meeting. Biographical information of Professor Raphael Amit is set forth below.

        Professor Raphael Amit has served as one of our External Directors since September 2003. He serves on the Audit Committee and Compensation Committee of our Board of Directors. Prior to joining our Board of Directors, Professor Amit served as Chairman of the board of directors of Creo Products Inc (NASDAQ: CREO until May 2005). Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit serves on the editorial boards of the Strategic Management Journal and The European Journal of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

Nominee for External Director

        Our Board of Directors’ Nominating and Corporate Governance Committee recommended that Professor Raphael Amit be reelected as an External Director at the Meeting for an additional three year term. Our Board of Directors’ Nominating and Corporate Governance Committee and our Board of Directors has each found that Professor Raphael Amit has all necessary qualifications required under Israel’s Companies Law to be considered an “External Director” and to be considered an “independent director” and “audit committee financial expert” pursuant to the applicable SEC and NASDAQ regulations. Our Audit Committee and Board of Directors approved the Board of Directors’ Nominating and Corporate Governance Committee’s recommendation and determined that, in light of the expertise and contribution to our Board of Directors and Board committees of Professor Raphael Amit, the reappointment of Professor Raphael Amit as an External Director for an additional three years would be in the Company’s best interest. If elected at the Meeting, Professor Raphael Amit will serve for an additional three-year term.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of Professor Raphael Amit to the Board of Directors of Alvarion Ltd. to serve as an External Director for a three-year term be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect Professor Raphael Amit as our External Director. In addition, the shareholders’ approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company.

ITEM 3 – PROPOSAL TO APPROVE THE APPOINTMENT AND COMPENSATION OF OUR
INDEPENDENT AUDITORS

        At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the period ending at our next annual general meeting of shareholders.

        Our Audit Committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the period ending at our next annual general meeting of shareholders.

        The shareholders will also be asked to authorize the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of the auditors.

        Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the Meeting. In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2008.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.‘s independent auditors for the period ending at Alvarion Ltd.‘s next Annual General Meeting of shareholders be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent auditors.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent auditors.

ITEM 4 – REVIEW AND DISCUSSION OF OUR 2008 CONSOLIDATED FINANCIAL
STATEMENTS

        In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2008 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2008, including our 2008 audited consolidated financial statements, is available on our website at www.alvarion.com. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-3-6456262, email: kika.stayerman@alvarion.com.

OTHER MATTERS

        Our management does not know of any other business proposed to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, ANTHONY MAHER Chairman of the Board of Directors